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                                  EXHIBIT 99.20

Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Incorporated Comments on First-Quarter Outlook

Westlake Village, California, March 9, 2001 -- Diodes Incorporated (Nasdaq:
DIOD) today said that net income for the first quarter of 2001 will be lower than previously expected due to continuing softness in demand, particularly in the computing and communications sectors.

Late in the fourth quarter of 2000, Diodes and the semiconductor industry as a whole experienced a sharp inventory correction in these key markets, which has continued in the first quarter of 2001. As a result, management now expects revenues to be in the range of $24 to $26 million for the first quarter of 2001, as compared to $26.1 million in the fourth quarter of 2000. Net income is anticipated to be in the range of $500,000 to $700,000, as compared to $2.8 million in the previous quarter.

The impact to earnings is largely attributable to reduced capacity utilization of the Company's manufacturing assets and changes in product mix, both of which have had a negative impact on gross margins. Due to market conditions, capacity utilization at Diodes' FabTech subsidiary has decreased 45% as compared to the previous year, while Diodes-China's utilization has decreased 15%.

"The past few months have been challenging, as the industry was hit with a quick and deep inventory correction," said Diodes president and CEO, C.H. Chen. "The risks of becoming a fully integrated manufacturer are amplified in an industry-wide slowdown because of the fixed costs associated with manufacturing facilities. Management has responded to this cyclical downturn by implementing programs to cut operating costs, including reducing our worldwide workforce by 26% primarily at the FabTech and Diodes-China manufacturing facilities. We will continue to actively adjust our cost structure as dictated by market conditions, but are pleased that our SG&A expenses for the quarter have decreased to less than 15% of revenues, compared to 16% in 2000."

Diodes, Inc. completed its first strategic acquisition when it acquired FabTech, Inc. of Kansas City, Missouri, in the fourth quarter of 2000. The 70,000 square foot wafer foundry, with its 16,000 square foot clean room, and experienced engineering team, contributes to the Company's strategic goal of becoming a vertically integrated manufacturer and supplier of discrete semiconductors.

Looking forward, Chen stated, "It is important to note that we believe we have maintained our market share in our discrete semiconductor products, and we are cautiously optimistic as we are just beginning to enter new markets such as Europe and have expanded our Asian sales force.

"Long term, we believe that we will continue to generate value for our shareholders and customers, not just from our expanded Diodes-China manufacturing and FabTech's foundry assets, but also by the addition of a true technology component to Diodes. It is unfortunate that the market conditions changed just as we started our initiative, but this will not stop us from achieving our goal of becoming a total solution provider. We reiterate that this is a multi-year initiative that will increase our ability to serve our customers' needs, while establishing Diodes, Inc. at the forefront of the next generation of discrete technologies."

About Diodes Incorporated
Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.



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Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand and product mix, the introduction of new products, the Company's ability to maintain customer and vendor relationships and market share, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks associated with the acquisition and integration of FabTech, the risk of a protracted global economic slowdown, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated
CONTACT: Crocker Coulson, Partner, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

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